Filed by Camden National Corporation Pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: Union Bankshares Company

This filing relates to a press release dated October 30, 2007 issued by Camden National Corporation. The following is a copy of the press release.

CAMDEN NATIONAL CORPORATION ANNOUNCES A 2.8% INCREASE IN 2007 YEAR-TO-DATE PER SHARE EARNINGS

CAMDEN, Maine, October 30, 2007: Robert W. Daigle, president and Chief Executive Officer of Camden National Corporation (AMEX: CAC; the “Company”), today announced year-to-date earnings per diluted share for 2007 of $2.24, a $0.06, or 2.8%, increase over the first nine months of 2006, which reflects the favorable impact of the Company’s common stock repurchase activity. The third quarter 2007 earnings per diluted share were $0.77, which was equal to the $0.77 per diluted share for the third quarter of 2006. For the nine months ended September 30, 2007, returns on average equity and average assets were 18.08% and 1.13%, respectively, compared to 18.23% and 1.19% for the nine months ended September 30, 2006.

Year-to-date net income was $14.7 million, a decline of $609,000, or 4.0%, compared to $15.3 million for the first nine months of 2006. Net income for the third quarter of 2007 was $5.0 million, a 2.7% decrease from the $5.1 million reported for the third quarter of 2006. The decline was primarily due to decreased net interest income, which was adversely impacted by declining commercial real estate balances and higher funding costs, partially offset by an increase in non-interest income.

The Company’s total assets at September 30, 2007 were $1.7 billion, flat compared to total assets at September 30, 2006. Investments increased $60.9 million to $458.4 million at September 30, 2007, while total loans at September 30, 2007 were $1.2 billion, down $69.8 million compared to total loans at September 30, 2006. The decline in loan balances reflects a continued conservative posture in the Company’s commercial real estate lending activity due to an environment of increased competition highlighted by relaxed credit structures and low long-term fixed rate commitments, which the Company feels does not provide an adequate reward for the inherent risks. The Company remains committed to commercial real estate lending and has observed the market beginning a return to more rational pricing and structuring practices as a result of the recent credit market turmoil and retrenchment by various conduits, special investment vehicles and other lenders. Total deposits of $1.2 billion at September 30, 2007 declined $42.7 million from the same period a year ago primarily reflecting the maturity and non-replacement of $76.1 million of brokered certificates of deposit. Core deposits of $1.1 billion (total deposits excluding brokered certificates of deposit) at September 30, 2007 increased $33.4 million over the same period a year ago.

Net interest income for the third quarter of 2007 decreased 7.5% to $12.2 million, compared to $13.2 million for the same period of 2006. The run-off in commercial real estate balances, as well as higher funding costs, lowered the net interest margin, which was 3.06% for the first nine months of 2007 versus 3.39% for the same period of 2006.

During the third quarter of 2007, the Company made no provision to the allowance for loan and lease losses (“ALLL”) compared to $552,000 provided for the same quarter of 2006. The decline in the provision to the ALLL was a result of an improvement in non-performing loans as a percentage of total loans, which at 0.50% at September 30, 2007, compared favorably to 0.68% at September 30, 2006, and an overall decline in outstanding loan balances quarter-on-quarter. The ALLL was 1.19% of total loans outstanding at September 30, 2007, compared to 1.16% of loans outstanding on the same date in 2006.

Non-interest income of $3.2 million for the quarter ended September 30, 2007 was up 5.4% from the same quarter a year ago. This was primarily the result of an increase in income from fiduciary services at Acadia Trust, N.A., brokerage and insurance commission income at Acadia Financial Consultants, and growth in debit card activity.

Non-interest expense for the third quarter of 2007 was $8.4 million, an increase of $222,000, or 2.7%, over the same quarter in the prior year largely due to normal salary adjustments, increased premises and equipment costs, and technology improvement initiatives. The Company’s efficiency ratio (non-interest expense/net interest income and non-interest income) for the quarter ended September 30, 2007 was 54.77%, compared to 50.60% for the third quarter of 2006.

At September 30, 2007, the Company’s total risk-based capital ratio of 13.49% and tier 1 capital ratio of 12.28% compared favorably to the minimum ratios of 10.0% and 6.0%, respectively, required by the Federal Reserve for a bank holding company to be considered “well capitalized.”

The Company reported earlier that the Board of Directors approved a dividend, payable on October 31, 2007 for shareholders of record on October 15, 2007, of $0.24 per share, which is a 9.1% increase over the dividend paid at the same time last year.

As previously announced, the Company’s transaction to acquire Union Bankshares Company is expected to close in the early part of the first quarter of 2008, subject to Union Bankshares Company’s shareholder approval and regulatory approval.

Camden National Corporation, a 2006 Best Places to Work in Maine company headquartered in Camden, Maine, and listed on the American Stock Exchange under the symbol CAC, is the holding company for a family of two financial services companies, including: Camden National Bank (CNB), a full-service community bank with 27 banking offices serving coastal, western, central and eastern Maine, and recipient of the Governor’s Award for Business Excellence in 2002, and Acadia Trust, N.A., offering investment management and fiduciary services with offices in Portland and Bangor. Acadia Financial Consultants is a division of CNB, offering full-service brokerage services.

This press release and the documents incorporated by reference herein contain certain statements that may be considered forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “will,” “should,” and other expressions which predict or indicate future events or trends and which do not relate to historical matters. Forward-looking statements should not be relied on, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company. These risks, uncertainties and other factors may cause the actual results, performance or achievements of the Company to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following: changes in general, national or regional economic conditions; changes in loan default and charge-off rates; reductions in deposit levels necessitating increased borrowing to fund loans and investments; changes in interest rates; changes in laws and regulations; changes in the size and nature of the Company’s competition; and changes in the assumptions used in making such forward-looking statements. Other factors could also cause these differences. For more information about these factors please see our Annual Report on Form 10-K on file with the SEC. All of these factors should be carefully reviewed, and readers should not place undue reliance on these forward-looking statements.

These forward-looking statements were based on information, plans and estimates at the date of this press release, and the Company does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Contact:

Suzanne Brightbill

Public Relations Officer

Camden National Corporation

207.230.2120

sbrightbill@camdennational.com

Income Statement Data (unaudited)

`	Nine Months Ended		Three Months Ended
	September 30,		September 30,
(In thousands, except number of shares & per share data)	2007	2006	2007	2006
Interest income
Interest and fees on loans	$64,162	$64,795	$21,105	$22,441
Interest on securities and other	16,835	14,721	5,722	4,980

Total interest income	80,997	79,516	26,827	27,421
Interest expense
Interest on deposits	27,849	25,708	9,197	9,405
Interest on borrowings	16,198	12,926	5,454	4,853

Total interest expense	44,047	38,634	14,651	14,258

Net interest income	36,950	40,882	12,176	13,163
Provision for loan and lease losses	100	1,656	—	552

Net interest income after provision	36,850	39,226	12,176	12,611
Non-interest income
Service charges on deposit accounts	2,582	2,570	838	892
Other service charges and fees	1,380	1,271	502	416
Income from fiduciary services	3,668	3,290	1,240	1,139
Other income	1,786	1,579	585	556

Total non-interest income	9,416	8,710	3,165	3,003
Non-interest expenses
Salaries and employee benefits	13,894	13,663	4,609	4,455
Premises and fixed assets	3,730	3,466	1,235	1,120
Other expenses	7,842	8,527	2,558	2,605

Total non-interest expenses	25,466	25,656	8,402	8,180

Income before income taxes	20,800	22,280	6,939	7,434
Income taxes	6,077	6,948	1,941	2,298

Net income	$14,723	$15,332	$4,998	$5,136

Efficiency Ratio (1)	54.92%	51.73%	54.77%	50.60%
Per Share Data
Basic earnings per share	$2.24	$2.18	$0.77	$0.77
Diluted earnings per share	2.24	2.18	0.77	0.77
Cash dividends per share	$0.72	$0.66	$0.24	$0.22
Weighted average number of shares outstanding	6,571,836	7,021,808	6,513,000	6,613,379
Tangible book value per share (2)	$16.83	$14.71

(1)	Computed by dividing non-interest expense by the sum of net interest income and non-interest income.
(2)	Computed by dividing total shareholders’ equity less goodwill and core deposit intangible by the number of common shares outstanding.

Statement of Condition Data (unaudited)

	September 30,		December 31,
(In thousands, except number of shares)	2007	2006	2006
Assets
Cash and due from banks	$35,833	$34,069	$33,358
Federal funds sold	30,965	2,125	—
Securities available for sale, at market value	393,193	361,257	409,926
Securities held to maturity	34,277	34,169	34,167
Loans, less allowance for loan losses of $13,925, $14,472 and $14,933 at September 30, 2007 and 2006 and December 31, 2006, respectively	1,160,386	1,229,670	1,203,196
Premises and equipment, net	19,728	16,758	17,595
Other real estate owned	110	—	125
Goodwill	3,991	3,991	3,991
Other assets	69,343	67,149	67,528

Total assets	$1,747,826	$1,749,188	$1,769,886

Liabilities
Deposits:
Demand	$160,516	$157,816	$146,458
NOW	131,254	126,429	125,809
Money market	293,700	262,817	261,585
Savings	89,512	95,060	96,661
Certificates of deposit	502,434	577,999	555,288

Total deposits	1,177,416	1,220,121	1,185,801
Borrowings from Federal Home Loan Bank	263,084	307,227	340,499
Other borrowed funds	140,278	67,723	60,782
Junior subordinated debentures	36,083	36,083	36,083
Due to broker	556	—	24,354
Accrued interest and other liabilities	16,300	15,308	15,315

Total liabilities	1,633,717	1,646,462	1,662,834

Shareholders’ Equity
Common stock, no par value; authorized 20,000,000 shares, issued and outstanding 6,513,000, 6,615,480 and 6,616,780 shares on September 30, 2007 and 2006 and December 31, 2006, respectively	2,531	2,450	2,450
Surplus	2,538	2,278	2,584
Retained earnings	111,861	102,434	105,959
Accumulated other comprehensive loss
Net unrealized losses on securities available for sale, net of tax	(2,056)	(4,266)	(2,985)
Net unrealized losses on derivative instruments marked to market, net of tax	—	(170)	(198)
Adjustment for unfunded post-retirement plans, net of tax	(765)	—	(758)

Total accumulated other comprehensive loss	(2,821)	(4,436)	(3,941)

Total shareholders’ equity	114,109	102,726	107,052

Total liabilities and shareholders’ equity	$1,747,826	$1,749,188	$1,769,886

Average Balance Sheet Data (unaudited)

	September 30,		December 31,
(In thousands)	2007	2006	2006
Assets
Investments	$462,955	$417,766	$422,250
Loans	1,197,441	1,226,386	1,225,933
Cash and due from banks	29,246	30,906	31,081
Other assets	72,916	69,249	69,473
Allowance for loan losses	(14,552)	(14,849)	(14,814)

Total Assets	$1,748,006	$1,729,458	$1,733,923

Liabilities and Shareholders Equity
Demand deposits	$147,380	$141,235	$143,431
NOW accounts	104,923	111,831	110,387
Savings accounts	90,191	96,709	96,132
Money market accounts	304,917	260,551	265,691
Certificates of deposit	390,699	370,178	375,800
Brokered certificates of deposit	128,039	230,595	216,394
Junior subordinated debentures	36,083	21,015	24,813
Borrowings	422,203	371,282	377,377
Other liabilities	14,673	13,622	13,694
Shareholders equity	108,898	112,440	110,204

Total Liabilities and Shareholders Equity	$1,748,006	$1,729,458	$1,733,923

Earning Asset and Funding Yields Data (unaudited)

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2007	2006	2006
Earning Assets
Investments	5.09%	4.89%	4.89%
Loans	7.21%	7.10%	7.16%

Total Earning Assets	6.62%	6.54%	6.58%

Funding Sources
Demand deposits	0.00%	0.00%	0.00%
NOW accounts	0.38%	0.30%	0.29%
Savings accounts	0.36%	0.34%	0.34%
Money market accounts	4.54%	4.03%	4.15%
Certificates of deposit	4.48%	3.89%	4.01%
Brokered certificates of deposit	4.17%	3.83%	3.83%
Junior subordinated debentures	6.60%	6.60%	6.60%
Borrowings	4.57%	4.28%	4.34%

Total Funding Sources	3.64%	3.22%	3.62%

Net Interest Rate Spread (fully-taxable equivalent)	2.98%	3.32%	2.96%

Net Interest Margin (fully-taxable equivalent)	3.06%	3.39%	3.36%

Asset Quality Data (unaudited)

	September 30,		December 31,
(In thousands)	2007	2006	2006
Non-performing loans	5,867	8,486	13,679
Other real estate owned	110	—	125
Net charge-offs	1,108	1,350	1,442
Allowance for loan and lease losses	13,925	14,472	14,933

Allowance for loan and lease losses to total loans	1.19%	1.16%	1.23%
Non-performing loans to total loans	0.50%	0.68%	1.12%

Other Data (unaudited)

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2007	2006	2006
Tier 1 Leverage Capital Ratio	8.06%	7.36%	7.63%
Tier 1 Risk-based Capital Ratio	12.28%	10.74%	11.29%
Total Risk-based Capital Ratio	13.49%	12.23%	12.73%
Return on average equity	18.08%	18.23%	18.40%
Return on average assets	1.13%	1.19%	1.17%

Forward-Looking Statements

This report contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “will,” “should,” and other expressions which predict or indicate future events or trends and which do not relate to historical matters. Forward-looking statements should not be relied on, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Camden National Corporation (“Camden”). These risks, uncertainties and other factors may cause the actual results, performance or achievements of Camden to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following: (i) failure of the parties to satisfy the closing conditions in the Merger Agreement in a timely manner or at all; (ii) failure of the shareholders of Union Bankshares Company (“Union Bankshares”) to approve the Merger Agreement; (iii) failure to obtain governmental approvals of the Merger, or imposition of adverse regulatory conditions in connection with such approvals; (iv) disruptions in the businesses of the parties as a result of the pendency of the Merger; (v) integration costs following the merger, (vi) changes in general, national or regional economic conditions; (vii) changes in loan default and charge-off rates; (viii) reductions in deposit levels necessitating increased borrowing to fund loans and investments; (ix) changes in interest rates; (x) changes in laws and regulations; (xi) changes in the size and nature of the Camden’s competition; and (xii) changes in the assumptions used in making such forward-looking statements. Other factors could also cause these differences. For more information about these factors please see Camden’s and Union Bankshares’ filings with the SEC, including their Annual Report on Form 10-K on file with the Securities and Exchange Commission (“SEC”). All of these factors should be carefully reviewed, and readers should not place undue reliance on these forward-looking statements. These forward-looking statements were based on information, plans and estimates at the date of this report, and the Company does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Additional Information and Where to Find It

In connection with the proposed merger of Union Bankshares with and into Camden, Camden and Union Bankshares have filed relevant materials with the SEC, including the registration statement on Form S-4 containing a proxy statement/prospectus dated October 23, 2007. INVESTORS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, UNION BANKSHARES AND THE MERGER. The proxy statement/prospectus and other relevant materials, and any other documents filed by Camden or Union Bankshares with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden National Corporation, Two Elm Street, Camden, Maine 04843, Attention: Suzanne Brightbill, and free copies of the documents filed with the SEC by Union Bankshares by directing a written request to Union Bankshares Company, 66 Main Street, Ellsworth, Maine 04605, Attention: Clerk.

Information about the directors and executive officers of Camden and Union Bankshares and information about any other persons who may be deemed participants in this transaction is included in the proxy statement/prospectus dated October 23, 2007. You can find information about Camden’s directors and executive officers in the proxy statement for Camden’s annual meeting of stockholders filed with the SEC on March 21, 2007. You can find information about Union Bankshares’s directors and executive officers in the proxy statement/prospectus dated October 23, 2007. You can obtain free copies of these documents from the SEC, Camden or Union Bankshares using the contact information above.

Contacts:

Suzanne Brightbill	Terance Fancy
Assistant Vice President, Public Relations Officer	Vice President, Compliance Officer
Camden National Corporation	Union Trust Company
207.230.2120	207.667.4537, ext 243
sbrightbill@camdennational.com	tfancy@uniontrust.com

Participants in Solicitation

Camden, Union Bankshares and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Union Bankshares in connection with the merger.